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Mercedes Sperling · 3rd

Global Benefits & Mobility Manager at Slack

San Francisco Bay Area · 500+ connections · Contact info

Slack

University of Central Oklahoma

Experience

Global Benefits & Mobility Manager
Slack
Aug 2019 – Present · 5 mos
San Francisco, California

Google
1 yr 2 mos

People Program Manager
Mar 2019 – Jul 2019 · 5 mos
San Francisco Bay Area

Global Mobility Manager - DeepMind Applied
Jun 2018 – Mar 2019 · 10 mos

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Messaging

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Jan 2017 – Feb 2018 · 1 yr 2 mos
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Jul 2015 – Dec 2016 · 1 yr 6 mos



Immigration & Relocation Specialist
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Dec 2012 – Jun 2015 · 2 yrs 7 mos
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Berry Appleman & Leiden LLP
5 yrs 3 mos

Immigration Coordinator at Google
Mar 2012 – Dec 2012 · 10 mos

Provides on-site immigration expertise on behalf of the firm at Google.
Oversees employee immigration status and case strategy, in partnership with outside counsel.
Identifies methods to improve and streamline immigration processes and procedures.
Consults with recruiters and hiring managers when considering hiring foreign nation …see more

Employment Verification Specialist at Google
Oct 2011 – Mar 2012 · 6 mos

On-site vendor at Google.
Managed the I-9 documentation for all U.S. locations of Google.
Assessed and completed I-9s for all new hire employees.
Processed I-9s through E-Verify database.   …see more

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University of Central Oklahoma
Bachelor of Science, Education

Skills & Endorsements

Immigration Law · 28

 Endorsed by **3 of Mercedes' colleagues at Google**   Endorsed by **7 people who know Immigration Law**

Immigration Issues · 18

 Endorsed by **2 of Mercedes' colleagues at Google**

Human Resources · 15

 Endorsed by **Rosemary J. Fantozzi, who is highly skilled at this**   Endorsed by **7 of Mercedes' colleagues at Twitter**

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Recommendations

Received (0)   **Given (2)**

 **Lily Sheung**
Learning and Development Program Manager at Palantir Technologies

October 2, 2013, Mercedes worked with Lily in different groups

I truly enjoyed working with Lily. She is extremely professional and a great person to partner with in recruiting. I would assess her candidates' immigration needs and I was always impressed by her tenacity to better understand the assessments and learn from them. She truly cared about getting it right and ... **See more**

Jennifer Baker

Jennifer is the person in the office that you go to when you are

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immigration at E1   happy to help coworkers, even when her schedule is full. Jennifer
March 29, 2013, Jennifer was   is also a guru at creating templates and processes to... **See more**
senior to Mercedes but didn't
manage directly

Interests

Bay Area Human Resources Netw...	**DeepMind**
3,933 members	82,242 followers
Past & Present Employees	**Slack**
2,609 members	229,632 followers
Google	**University of Central Oklahoma**
14,384,084 followers	61,131 followers

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